Exhibit 12.1

Seitel, Inc.

Statement Showing Computation of Ratio of Earnings to Fixed Charges

(In thousands)

(Unaudited)

	Year Ended December 31,					Three Months Ended
	2002	2003	2004	2005	2006	3/31/2006	3/31/2007
Fixed charges:
Interest expense	$21,248	$20,526	$25,356	$24,845	$24,208	$6,045	$12,185
Capitalized interest expense	664	—	—	—	—	—	—
Portion of rental expense representative of interest factor	471	300	418	426	460	104	136

Total fixed charges	$22,383	$20,826	$25,774	$25,271	$24,668	$6,149	$12,321

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$(156,873)	$(36,878)	$(95,580)	$(6,562)	$46,641	$6,970	$(34,720)
Fixed charges	22,383	20,826	25,774	25,271	24,668	6,149	12,321
Capitalized interest expense	(664)	—	—	—	—

Total earnings before fixed charges	$(135,154)	$(16,052)	$(69,806)	$18,709	$71,309	$13,119	$(22,399)

Ratio of earnings to fixed charges:
Earnings before fixed charges	$(135,154)	$(16,052)	$(69,806)	$18,709	$71,309	$13,119	$(22,399)
Fixed charges	22,383	20,826	25,774	25,271	24,668	6,149	12,321

Ratio of earnings to fixed charges	—	—	—	—	2.9	2.1	—